2022 ANNUAL REVIEW

L·I·V·E Confidently





CODORUS VALLEY BANCORP, INC.



Dear Shareholders,

Live Confidently. This is the theme of our 2022 annual review, and there is no greater time than now to move forward with confidence and purpose. Navigating a world of unprecedented challenges that include geopolitical conflicts, soaring inflation, economic disruptions and disparities, societal polarization, and lingering pandemic issues, to name a few, requires a galvanized commitment to execute on our time-tested mission, vision and values. This was the resolve your company made in 2022, and we are pleased to report tremendous progress creating value for all our stakeholders.

Creating value for our clients continues to be the center of our value proposition, and 2022 marked significant advances in our client experience. In 2022 we:

- Upgraded our business clients to our Q2 online banking platform, the same platform our consumer clients enjoy. Our business clients now benefit from new robust features and functionality for mobile compatibility, easier transitions between personal and business accounts, reduced data keying, self-service tools to manage statements and documents, and more.

- Launched an innovative online mortgage application that allows clients to apply quickly and easily anytime.

- Upgraded our East York Financial Center to a Connections Center, where our Financial Mentors can help our clients achieve their dreams.

- Launched a unique Online Commercial Loan Application that makes the process faster and easier for our clients.

- Relocated and relaunched our Hunt Valley, MD location, which offers consumer and business clients in the area easy access to PeoplesBank services.

Building strong communities is also a hallmark of our mission, and there were many notable accomplishments in 2022:

- Contributed $1.57 million to 123 organizations in our community.

- Provided sponsorships of over $235,000 to 111 organizations in the communities we serve.

- Our associates volunteered over 3,800 hours and served on 37 non-profit boards.

- The PeoplesBank Charitable Foundation donated $52,500 to five local non-profit organizations.

- Donated our founding location, the Glen Rock Financial Center, to the Glen Rock Borough to support citizens of this community who played a significant role in the growth and development of PeoplesBank.

Our commitment to recruiting, developing and retaining a world-class associate team remains a priority endeavor. In addition to adding several key experienced leaders in 2022, the investment and engagement in our workforce has been significant:

- 40% positions filled internally.

- 85% associate engagement score.

- Over 6,300 instructor-led and online training hours across the associate base.

A notable waypoint for 2022 was the retirement of Todd Tyson, who served the bank for 44 years. Todd's leadership at PeoplesBank was extraordinary, and he will be missed by many as he begins his new chapter.

Lastly, but most significantly, has been the company's focus on corporate governance, financial performance and shareholder value. 2022 marked material changes on the company's Board of Directors with four new Board members assuming directorships. Keith Cenefosky, Scott Fainor, John Kiernan and Kent Matsumoto were seated during the year, all bringing substantial business expertise and leadership to the company. Additionally we restructured corporation committee charters and assignments, all of which will be detailed in our proxy. From a performance perspective, I am pleased to report that the company's share price increased from $21.52 at

December 31, 2021 to $23.80 at December 30, 2022, representing a 13.67% increase in shareholder value when including the effects of quarterly dividends being reinvested. While there were many tangential efforts that contributed to this outcome, our resolute commitment to improving the performance of the company was uncompromised, and we are very pleased with the outcomes. Please see the financial results section of the review for additional highlights.

In conclusion, our review of 2022 demonstrates PeoplesBank's ability to navigate unprecedented challenges while continuing to create value for our clients, associates, communities, and shareholders. I am confident our progress and achievements in enhancing the client experience, building strong communities, developing a world-class workforce, and improving corporate governance and financial performance will springboard us into 2023.

PeoplesBank's commitment to living confidently amidst uncertainty is evident in our strategic initiatives and our resolute commitment to improving performance. Our accomplishments in 2022 provide a solid foundation for our continued success in the years to come.

Best Regards,



Craig L. Kauffman
President and Chief Executive Officer
Codorus Valley Bancorp, Inc.



Key 2022 Organization Accomplishments

Donated the Glen Rock Building housing the former PeoplesBank Financial Center, to the Borough of Glen Rock with plans to use the space for the Glen Rock community, including accommodations for the Glen Rock Historic Preservation Society.

Glen Rock, Pa.
PEOPLES BANK
PEOPLES BANK OF GLEN ROCK
PEOPLES BANK OF GLEN ROCK

Wealth Management unit named "Top Performer" by Pohl Consulting 3 years running.





PeoplesBank
WEALTH MANAGEMENT
Named Top Performer
by Pohl Consulting 3 Years Running
Top Performers are those who maintained the highest average operating profit over the last five years AND maintained the highest average revenue growth for the same period.
Congratulations to the PeoplesBank Wealth Management team for receiving this national recognition among more than 100 trust firms!

Achieved outstanding results in our Associate (Employee) Engagement Survey, a strong indicator that our associates appreciate the organization's strategic mission and the leaders who are guiding it.











Established a second York County Connections Center at the Bank's East York location, featuring concierge staff, interactive screens for personal and business Vision Boards, self-serve account opening, non-traditional seating, video conferencing and traditional paying-receiving area.





#iworkatpeoples

PeoplesBank
#PeoplesGivesBack

2022 was a very successful year for the Corporation and our associates despite the challenges posed by the lingering worldwide COVID-19 pandemic. As we look back on 2022, we are extremely proud of the following key accomplishments, shown on pages 2-4.


CLIENTS
SHAREHOLDERS
ASSOCIATES
COMMUNITY
Grow Revenue & Core Earnings Power of Franchise
Provide Value Added Advice, a Strong Product Platform & Unmatched Client Service
Recruit & Engage Best In Class Workforce to Drive Results & Enhance Client Engagement
Sustain a Strong & Balanced Risk Management Culture

Board and Executive Leadership Team developed and approved a new three-year Strategic Plan designed to bring about greater focus and understanding of the principal objectives for 2023 and subsequent years, and the tactics needed to achieve them.

Launched an online application process and Docusign™ closings for select small business products.


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Recognized as 2022 Best of the Best in two categories: Best Bank and Best Mortgage Lender by readers of the *York Daily Record*.


★2022★
BEST OF THE
best
The Official Community Choice Awards
YORK COUNTY
WINNER

Added three new senior officers – Jim Pesavento, director of Special Assets; John Moss, director of Marketing; and Dan Stolzer, General Counsel – all with extensive experience in their respective fields.

Added four new directors to the board – John E. Kiernan, Scott V. Fainor, Keith M. Cenekofsky and Kent K. Matsumoto. These additions include a current Chief Executive Officer of a publicly traded company (Alico, Inc.); a former Chief Executive Officer of a publicly traded company (National Penn Bancshares, Inc.), as well as a retired CPA (BDO USA LLP) and a former General Counsel (P.H. Glatfelter), also with significant public company experience.









Key 2022 Organization Accomplishments







‹ Commissioned a compensation study to be conducted by the board's compensation consultant, as well as shareholder outreach, on the topic of executive compensation, resulting in comprehensive pay-for-performance metrics for executive officers for both short- and long-term incentive programs.

∧ Launched Physicians Preferred suite of products.

∧ Instituted new stock ownership requirements for directors and executive leadership.

> Completed the forgiveness review of all remaining Paycheck Protection Program loans.



SBA PAYCHECK PROTECTION PROGRAM
U.S. Small Business Administration



‹ Continued to optimize delivery systems to enhance performance. Closed two financial centers, Glen Rock and Gardenville, reducing overall expenses, with only de minimis loss of business. Established a second York County Connections Center at the Bank's East York location.

2022 Financial Results

Share price **increased** from $21.52 at December 31, 2021 to $23.80 at December 30, 2022, representing a 13.67% **increase** in shareholder value when including the effects of quarterly dividends being reinvested.

Non-performing assets ("NPAs") **decreased** 66.2% from December 31, 2021 to December 31, 2022, from $33.9 million to $11.5 million.

Including loans originated pursuant to the U.S. Small Business Administration's Paycheck Protection Program ("PPP") and giving effect to loans that have been forgiven in accordance with the terms of the PPP, overall loans **increased** from December 31, 2021 to December 31, 2022 by $103.1 million or 6.3%.

Dividends were $0.60 per share for the year ended December 31, 2022 compared to $0.54 for the year ended December 31, 2021, an **increase** of 11.1%.

Earnings for the year ended December 31, 2022 were $20.1 million or $2.10 per diluted common share, compared to $14.7 million or $1.50 per diluted common share for the year ended December 31, 2021.

Overall net interest income **increased** by $13.2 million from the year ended December 31, 2021 to the year ended December 31, 2022 or 21.2%, due in large part to higher market interest rates and related increases in the Corporation's net interest margin. The Corporation's tax-equivalent net interest margin ("NIM") was 3.39% for the year ended December 31, 2022, compared to a NIM of 2.87% for the year ended December 31, 2021, an **increase** of 52 basis points.

Total assets were $2.2 billion at December 31, 2022 compared to $2.4 billion at December 31, 2021; total loans net of the allowance for loan losses were $1.6 billion at December 31, 2022 compared to $1.5 billion at December 31, 2021 an **increase** of 6.4%; total deposits were $1.9 billion at December 31, 2022 compared to $2.1 at December 31, 2021, a **decrease** of 9.4%.

Assets under management in the Corporation's Wealth Management unit were $820.3 million at December 31, 2022, compared to $857.8 million at December 31, 2021, a **decrease** of $37.5 million or 4.4%.

Our Mission

To be community builders with an unwavering commitment to:

- Helping our clients achieve their dreams and live confidently
- Cultivating a work environment where our associates can thrive and make a difference
- Delivering value and prosperity for our shareholders

Looking Ahead at Growth in 2023

PROVIDE VALUE ADDED ADVICE



Amy Doll
*Chief Lending and
Commercial Banking Officer*

Q: *What does "bank of choice" mean, and why is it important?*

A: The objective of the bank is to become the "Go-To Bank," or the primary financial institution for small- to medium-sized businesses. The bank believes it has an opportunity to differentiate itself from its competition by focusing on what the business clients value the most: partnership and a balance between personal service and transactional ease.

Consistent survey results show five key considerations owners look for in their bank. The first three are ease of use/convenience; speed of service; and access to products they need. The TWO MOST IMPORTANT factors are partnership, being able to trust and rely on their banker for sound advice and recommendations; and the ability of the bank to balance providing personal service with increasing automation/technology/efficiency. Basically the ability to do transactions quickly through self-service and minimal downtime while making their bigger business decisions together with their banker, or "financial mentor."

To achieve and deliver on the needs of our existing clients and attract new clients, we will continue to offer and enhance a range of services. This includes a single online platform that provides value throughout a business life cycle from simple to complex needs and the same overall experience as personal online banking. Online deposit origination should make it easy to move money to new PeoplesBank accounts electronically without coordinating several business owners to sign papers or needing to travel to a financial center. Enhancing our existing services, such as more fully automating wire transfers to expand cutoff times, and adding new international services, should help business owners move their money to get the goods they need or be paid for services. Simplified small-business lending products should be straightforward so we can underwrite and close more quickly, getting clients their money faster. Expanding the capabilities of our current online application for small business and allowing more use of DocuSign in commercial transactions will allow even more clients to electronically apply and close their small business loan at their convenience 24/7. And finally personalized mentorship where we utilize data to customize outreach around potential business needs.

PROVIDE VALUE ADDED ADVICE



Chad Clabaugh
Chief Consumer Banking Officer

Q: *How do individual associates fit in this strategy? What do you mean when you say all associates are relationship officers?*

A: In the bank's strategy to become the "Bank of Choice" for small- to medium-sized businesses, individual associates play a crucial role. While the term "relationship officer" may not be in all of the job titles of those associates that is exactly the role they play. Each associate in the eco-chain contributes to the quality of the client experience, and ultimately affects client satisfaction.

For example, with deposit accounts, the originator could be a financial center associate, someone from our Commercial area, Client Care, or even Electronic Banking. Sales could be handled by the Treasury Management team, while the Treasury Management operations team handles the setup, equipment ordering, and client training. Electronic Banking could be responsible for Treasury Management set ups and online banking set up. The credit team will be involved if ACH or remote deposit capture limits are needed, and the deposit services team will handle Treasury Management fees and debit card (if requested). Merchant sales and credit card operations could also be involved. The retail team will handle the account opening and check order, and the BSA (Bank Secrecy Act) team will be involved if it's a money services business, has an onsite ATM, or any other concerns based on the type of services provided that require review.

Even those who have the term "relationship officer" in their job description rely on the support of fellow associates to satisfy and service clients with whom they have a relationship. For example, in commercial loans the relationship officer (RO) may be responsible for the loan origination, and the commercial lending analyst (CLA) assists in the underwriting process. The credit team is involved in the credit decision, while the settlement and loan operations teams handle closing and servicing the loan.

In addition to their role supporting existing clients, each associate also has the opportunity to act as a relationship officer through their contacts in the community. From small businesses, such as restaurants, dry cleaners, dentists and more, each of us interacts with potential clients on an almost daily basis. Each one of those small businesses can benefit from our financial mentorship. Just think about how many new clients we could help if each associate spoke with two or three of those small businesses a week!

2022 was a great year for PeoplesBank, but we are not satisfied to rest on our laurels. Growth and providing value to our stakeholders, services to our clients and support to our communities will continue to be strategic objectives in 2023 and beyond. Some of our leaders discuss why these objectives are important and how the bank intends to achieve these objectives.

PROVIDE VALUE ADDED ADVICE



Stephen Altland
*Senior Vice President,
Wealth Management*

Q: *What challenges can we help small- and medium-sized businesses overcome?*

A: When we look at challenges as they relate to small- and medium-sized business owners, it is clear an opportunity exists where we can assist them. For example, 75% of small-business owners do not have a succession plan. 50% are unaware of wealth services offered by their bank. And 60% have never been offered assistance with their wealth management needs. There are several wealth products and services from which business owners can benefit.

We offer a variety of retirement plans, such as 401(k) plans, SIMPLE plans, and Simplified Employee Pension Plans (SEP) for businesses. These plans can provide tax credits and deductions for the business owner and help in their efforts to attract and retain employees.

A comprehensive financial plan can assist in coordinating all of an individual's financial goals incorporating their business and personal assets. During the planning process we will perform an analysis of their current assets and cash flow required to meet future goals such as retirement. Suggestions for tax savings and insurance solutions are also discussed during this process.

Estate and succession planning are especially important considerations for businesses. No one likes to think about what may happen if they pass away suddenly or become incapacitated, but business owners must face these unfortunate possibilities due to the effects they may have on their business, partners and heirs. We can play an active role in assisting our clients with the many details of estate planning. We work with business owners and their attorneys to prepare an organized plan that will make transfer of assets to their beneficiaries as smooth as possible. For the sake of the continuity of their business, a life insurance policy is often the cornerstone of a business's succession plan. We can assist business owners with obtaining life insurance as a funding vehicle of a buy-sell agreement, whereby the death benefits are used to purchase a deceased partner's share of the business from their estate.

PeoplesBank is uniquely positioned to help small- and medium-sized business's address their challenges as we have helped our clients grow, manage, and protect their wealth by providing trustworthy and focused advice for over 40 years.

RECRUIT & ENGAGE BEST IN CLASS WORKFORCE



Matt Clemens
*Senior Vice President,
Chief Administrative Officer*

Q: *How does the bank plan to attract and retain top talent?*

A: To continue to attract and retain top talent in 2023, PeoplesBank will focus on promoting a compelling message to external candidates, improve and enhance our learning and development programs, and continue to implement a strong approach to diversity, equity, and inclusion.

The decline in the employment market and the competition for talent from all industries have made it challenging for many employers' recruitment efforts. In order to continue to attract and retain top talent, we will continue to communicate a compelling message that includes all the positive aspects of working at PeoplesBank. This is incumbent upon each and every one of our associates and imperative to our success in 2023 and certainly for our future.

We will continue to focus on strengthening and developing our learning and development programs that enable us as a company and as associates to continue to pursue growth and drive performance, two of our six core values. Having a reputation for associate development will continue to assist us in attracting our future associates.

In addition, continued development of our diversity, equity and inclusion strategic plan is concurrent with our mission, which includes cultivating a work environment where our associates can thrive and make a difference.

Finally, we continue to receive great feedback from our Associate Engagement Surveys, and we continually look for ways to institute that feedback as we endeavor to create our Best in Class Workforce.



Looking Ahead at Growth in 2023

SUSTAIN A STRONG & BALANCED RISK MANAGEMENT CULTURE



Diane Baker
Executive Vice President, Chief Risk Officer, Assistant Secretary and Assistant Treasurer

Q: *What are some of the risks the bank has to consider in 2023?*

A: Generally speaking, banks face a variety of risks, and PeoplesBank is not immune. Credit risk is the risk of loan defaults or non-repayment of debt by borrowers. Market risk or the risk associated with fluctuations in interest rates and inflation was top of mind for much of 2022 and will continue to be an area of interest in 2023. Liquidity risk is the risk a bank will not be able to meet its obligations by raising funds through deposits, borrowings or other sources. Reputation risk, or the risk of damage to the bank's brand and reputation due to negative media coverage or poor customer experience may be hard to measure, but it is definitely felt. Operational risk is the risk of loss due to systems failures, human errors, or external events and the most concerning element of operational risk is cybersecurity. To reduce cyber-risk, PeoplesBank dedicates significant resources to protect the security of its computer systems, software and networks and to educate its associates and clients about potential tactics used by cyber-criminals.

Life and business are not without risk. The key is to understand the risk and make smart decisions that help reduce the probability of its occurrence and mitigate its potential impact. In fact, in order to be an effective financial institution, we must be willing to consider risk as an opportunity.

Some of the ways the bank is addressing these risks is through sound lending policies, solid and well-documented operational policies, and continuing to develop its Enterprise Risk Assessment Team, subject matter experts who continuously evaluate existing and emerging risks.

Monitoring, controls and proper staffing are just some other ways the bank is addressing potential risks. It will be important for PeoplesBank to continue to assess its risk appetite and to refine its policies and practices to meet the changing demands of the industry and the market to ensure its success in 2023 and beyond.

GROW REVENUE & CORE EARNINGS



Larry Pickett
Executive Vice President, Chief Financial Officer and Treasurer

Q: *How does the bank plan to expand revenues in 2023 and how do fees fit in the strategy?*

A: Overall, as a bank we have targeted to be in the top 25% of our peer group in the next three years. What that means is by continuing to grow the value of the organization, we will in turn return value to shareholders. The good news is we have shown we can do this. In Q3 of 2022 our Return on Equity (ROE) put us in the 76th percentile of peer banks.

Part of this success is because as an asset-sensitive bank, we were able to capitalize on rising interest rates in 2022 as our loans and investments repriced at faster pace than our deposits and borrowings. This increase was dramatic in the first three quarters of 2022, but interest rates will not rise forever. So we have to be ready when that shift occurs.

Asset sensitivity can work both ways, so we need to continually move forward by growing the bank, diversifying and developing fee sources. Some of this involves blocking and tackling, like continuing to grow our balance sheet with good loans. That encompasses consumer loans, mortgage loans, fixed-rate commercial loans and floating-rate commercial loans. And we must do this while maintaining credit quality. We have seen a dramatic improvement in credit quality over the last year, and we plan to continue that trend.

Nothing fuels our profitability and value more than core deposit growth. By keeping our cost of capital low, we will be able to generate more shareholder value. More value will also be generated from services we provide through wealth management, mortgages services, business solutions, SBA Preferred transactions and deposit services.

We have great teams and great products. For example, our First Time Homebuyer Program provides lots of value to our retail clients. And our SBA Preferred Lender status offers great value to business clients through an expedited process and often more favorable terms. In addition, referrals between teams will allow the bank to maximize value for our clients, thereby increasing fees for the bank. Great teamwork, coupled with great products and services will help propel the bank forward in 2023.

2022 Leadership

Board of Directors
Codorus Valley Bancorp, Inc. and PeoplesBank

Cynthia A. Dotzel, CPA
Chair
Codorus Valley Bancorp, Inc.
Practicing CPA
Dotzel & Company, Inc.

J. Rodney Messick
Vice Chair
Codorus Valley Bancorp, Inc.
Chief Executive Officer
HomeSale Realty Services Group, Inc.

Craig L. Kauffman
President and Chief Executive Officer
Codorus Valley Bancorp, Inc.
President and Chief Executive Officer
PeoplesBank

Sarah M. Brown
President and Chief Executive Officer
Keller-Brown Insurance Services

Brian D. Brunner
Retired Division President
Fiserv, Inc.

Keith M. Cenekofsky, CPA
Retired Partner
BDO USA, LLP

Scott V. Fainor
Chairman
Fainor Holdings

John W. Giambalvo, Esq.
President and Chief Executive Officer
Jack Giambalvo Motor Company

John E. Kiernan, Esq.
President and Chief Executive Officer
Alico, Inc.

Kent K. Matsumoto, Esq.
North America Operations Counsel
Viatris Inc.

Corporate Headquarters
Codorus Valley Bancorp, Inc.
Codorus Valley Corporate Center
105 Leader Heights Road
York, Pennsylvania 17403-5137
717-747-1519

For location information and hours, visit **www.peoplesbanknet.com**.

All Financial Centers have a 24-Hour ATM on-site for client convenience and are members of the MoneyPass® Network.

Directors Emeritus
PeoplesBank

M. Carol Druck
MacGregor S. Jones
Barry A. Keller
Rodney L. Krebs
Larry J. Miller
Dallas L. Smith

Corporate Officers
Codorus Valley Bancorp, Inc.

Craig L. Kauffman
President and
Chief Executive Officer

Diane E. Baker, CPA
Executive Vice President,
Chief Risk Officer, Assistant
Secretary and Assistant Treasurer

Larry D. Pickett
Executive Vice President,
Chief Financial Officer and Treasurer

Daniel R. Stolzer
Executive Vice President,
General Counsel and
Corporate Secretary

PeoplesWealth Advisors
A Subsidiary of PeoplesBank

Stephen M. Altland
President and Chief Executive Officer

Diane E. Baker, CPA
Vice President and Secretary

Larry D. Pickett
Treasurer and Assistant Secretary

Victoria A. Schofield
Vice President

Contact Information
To contact any Financial Center, the Client Care Center, or any bank associate, please call us at 717-846-1970 or 1-888-846-1970. Information regarding our products, services, and locations may be found on our website at www.peoplesbanknet.com.

Executive Leadership Team
PeoplesBank

Craig L. Kauffman
President and Chief Executive
Officer

Diane E. Baker, CPA
Executive Vice President,
Chief Risk Officer, Assistant
Secretary and Assistant Treasurer

Larry D. Pickett
Executive Vice President,
Chief Financial Officer and Treasurer

Daniel R. Stolzer
Executive Vice President,
General Counsel and
Corporate Secretary

Stephen M. Altland
Senior Vice President,
Wealth Management

Scott R. Campagna
Senior Vice President,
Chief Information Officer

Chad Clabaugh
Senior Vice President,
Chief Consumer Banking Officer

Matthew A. Clemens, SPHR, PCC
Senior Vice President,
Chief Administrative Officer

Amy L. Doll
Senior Vice President,
Chief Commercial Banking and
Lending Officer

E. Dennis Ginder
Senior Vice President,
Chief Credit Officer





CODORUS VALLEY
BANCORP, INC.

Incorporated in1986, Codorus Valley Bancorp, Inc. is a bank holding company that provides a full range of financial services through its principal subsidiary, PeoplesBank, A Codorus Valley Company. As a publicly-held corporation, common stock issued by Codorus Valley Bancorp, Inc. is traded on the NASDAQ Global Market under the symbol CVLY.

PeoplesBank, with origins dating back to 1864, is the largest independent community bank headquartered and managed in York County, Pennsylvania. Focused on acquiring and nurturing financial relationships with small- and mid-sized businesses and consumers, PeoplesBank provides business, personal, and mortgage banking services as well as wealth management services throughout its network of financial centers located in York, Lancaster, and Cumberland Counties in Pennsylvania and in Baltimore and Harford Counties in Maryland.

Codorus Valley Bancorp, Inc. | Codorus Valley Corporate Center | 105 Leader Heights Road | York, PA 17403-5137 | 717.747.1519

peoplesbanknet.com

Cautionary Note Regarding Forward-Looking Statements

This Annual Review may contain forward-looking statements by Codorus Valley Bancorp, Inc. (the "Corporation"). Forward-looking statements may include information concerning the financial condition, results of operations and business of the Corporation and include statements regarding expectations of future financial performance or conditions relating to the Corporation and its operations. Forward-looking statements can be identified by the use of words such as "may," "should," "will," "could," "believes," "plans," "expects," "estimates," "intends," "anticipates," "strives to," "seeks," "intends," "anticipates" or similar words or expressions. Forward-looking statements may include, but are not limited to, discussions of strategy, financial projections, estimates, assumptions, plans, objectives, goals, expectations or consequences.

Forward-looking statements are not historical facts and they should not be relied upon as providing assurance of future performance. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks, and changes in circumstances. Actual results could differ materially from those indicated in forward-looking statements due to many factors, including, without limitation, changes in general economic conditions; changes in market interest rates, the current inflationary environment, market volatility for investment products, financial challenges at other banking institutions that could lead to depositor concerns that cause disruptive deposit outflows and other destabilizing results, changes in consumer behavior, business closures, inability of borrowers to satisfy their obligations, changes in the value of collateral securing loans, competition, economic downturn or recession and government regulation and supervision.

For a discussion of other risks and uncertainties that could affect the Corporation, please refer to the *"Cautionary Note Regarding Forward-Looking Statements and Summary of Risk Factors"* and *"Risk Factors"* sections of our Annual Report on Form 10-K for the year-ended December 31, 2022, filed with the Securities and Exchange Commission ("SEC") on March 14, 2023 and available on the SEC's website at www.sec.gov or in the Investor Relations section of the Corporation's website at www.peoplesbanknet.com. We include web addresses here as inactive textual references only. The Corporation makes no commitment to update or revise any forward-looking statements.